Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: November 12, 2015

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

C O R P O R A T E   P A R T I C I P A N T S

Henk Jan ten Brinke Koninklijke Ahold NV - VP, IR

Dick Boer Koninklijke Ahold NV - President & CEO

Jeff Carr Koninklijke Ahold NV - CFO & EVP

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Robert Jan Vos ABN AMRO - Analyst

James Grzinic Jefferies - Analyst

Nick Coulter Citi - Analyst

Fabienne Caron Kepler Cheuvreux - Analyst

John Kershaw Exane BNP Paribas - Analyst

Sreedhar Mahamkali Macquarie Research - Analyst

Fernand de Boer Degroof Petercam - Analyst

Jerome Samuel HSBC Global Research - Analyst

Andrew Gwynn UBS - Analyst

Richard Clarke Sanford C. Bernstein & Co., LLC. - Analyst

Gerard Rijk ESN/SNS Securities - Analyst

Cedric Lecasble Raymond James Euro Equities - Analyst

P R E S E N T A T I O N

Operator

Ladies and gentlemen, good morning and welcome to the Ahold analyst meeting and conference call on the third quarter 2015 results. Please note that this call is being webcast and recorded.

In today’s meeting and conference call, statements may be made that do not refer to historical facts, but to expectations based on management’s current views and assumptions. Such statements may involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those included in the statements.

Such risks and uncertainties are discussed in Ahold’s interim report third quarter 2015, and also in Ahold’s public filings and other disclosures. Ahold’s disclosures are available on www.ahold.com. The introduction will be followed by a Q&A session. Any views expressed by those asking questions are not necessarily the views of Ahold. (Conference Instructions).

At this time I would like to hand the call over to Henk Jan ten Brinke, Vice President Investor Relations. Go ahead please, sir.

Henk Jan ten Brinke - Koninklijke Ahold NV - VP, IR

Thank you, operator. Ladies and gentlemen, good morning. Thank you for joining us in our third quarter analyst call and webcast. I am here with Dick Boer, our CEO; and Jeff Carr, CFO; and after a brief presentation that you can find at ahold.com, we will take your questions. With that over to you, Dick, please.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Dick Boer – Koninklijke Ahold NV – President &CEO

Thank you very much, Henk Jan, and, ladies and gentlemen, thanks for joining us at our third quarter conference call. Let me start by giving you the highlights of the quarter.

We delivered a strong financial and operating performance during the quarter, and are pleased to report Group sales of EUR8.4 billion; this is up 1.7% at constant exchange rates but, adjusting for lower gas sales, up 3.3% versus quarter 3 2014.

We also maintained an underlying operating margin of 3.8% while our underlying operating income increased to EUR319 million. Free cash flow remains strong at EUR230 million and Jeff will give a bit more color on this later.

In the Netherlands the strength of the Albert Heijn brand, and our focus on quality and assortment improvements continued to drive positive sales trends. We are particularly pleased with the increase in identical sales growth, and I will tell you more about that later in the presentation, and also will give you more detail on our online business.

In the United States we continue to roll out our enhanced customer proposition, and saw underlying sales trends, adjusted for competitive disruption last year, further improve across our divisions. Our customers are responding well to the improved quality and increased value at our stores, and the adjusted identical sales growth of 1.8% ex gas is reflective of this.

As you may recall we entered into a conditional agreement with A&P to acquire 25 of their stores in the New York Metro area. They’ve started converting these stores under the Stop & Shop banner and the final group of stores will be converted in mid November.

Looking forward we are on track to deliver a full-year performance in line with expectations, and are making good progress towards completing the proposed merger with Delhaize by mid 2016. Let me now hand over to Jeff, who will take you through our quarter numbers in more detail.

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

Thank you, Dick. Good morning, ladies and gentlemen. As Dick mentioned, in the quarter we saw a strong sales performance in the Netherlands, and our sales trends in the US continue to improve once adjusted for the New England market disruption in quarter 3 last year.

As a result net sales at constant currency, and excluding gas, grew by 3.3%; including gas and foreign exchange, sales grew by 13%.

Underlying operating profit at EUR319 million was slightly ahead of last year at constant exchange rates, and EUR34 million ahead at actual exchange rates.

Underlying operating margins at 3.8% are in line with last year, reflecting the savings from our Simplicity program, funding our investment in value, quality and our growth initiatives in areas such as e-commerce.

In the quarter, operating income was EUR284 million, after the inclusion of EUR35 million of one-off charges, which included EUR12 million related to the merger-related costs, and EUR11 million related to withdrawal from a multi-employer pension plan in the US.

Moving on let’s look at the operating performance by segment starting with the US. Total sales at EUR5.2 billion continued to be impacted by lower gas prices. But excluding gas, sales grew by 0.8% and identical sales were up by 0.4%. Now as I mentioned, in the third quarter last year this was impacted by significant market disruption in New England, and adjusting for this, identical sales grew by 1.8%.

I must say also there was a small benefit of around 20 basis points in the quarter due to Hurricane Joaquin at the end of the quarter, which threatened disruption in the northeast of the US, but although devastating flooding did occur in the Carolinas, our trading area was largely unaffected.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

At Peapod, we saw sales improving, with double-digit growth, as we continued to improve capacity through the New Jersey facility.

And finally in the US, underlying operating margins were strong at 4%, 4.0%, with pressure from pharmacy margins being offset by strong expense control, Simplicity savings and higher gas margins.

In the Netherlands, sales grew by 7.4%, with strong growth at Albert Heijn supermarkets, ah.nl e-commerce food business, and bol.com.

At Albert Heijn, we saw strong volume growth, driven by increased transactions and basket sizes, and growth was particularly strong in the fresh categories, where we have focused on new product introductions and quality improvements.

At ah.nl and bol we had another quarter with consumer sales growth of over 30%, and as Dick will discuss, bol.com growth was especially strong in Belgium, and with our Plaza partners.

Excluding bol, underlying operating margin was 5.1% in the Netherlands, or 4.6% including bol.com.

Sales in the Czech Republic grew by 6.4%, excluding gas and at constant exchange rates, and identical sales growth was minus 0.7%. This includes eight weeks of the SPAR stores, which became identical in August, following the acquisition in August of last year. When adjusted for the SPAR stores, identical sales, excluding gas, were up 1.6%.

The underlying operating margin was up 160 basis points from last year, to 1.3%, a steady improvement from the beginning of the year. And the underlying operating income did include some non-recurring costs, related to the SPAR acquisition, of EUR1 million.

We continued to deliver a strong free cash flow of EUR230 million in the quarter. This was EUR160 million higher than last year.

The growth in free cash flow resulted from a positive impact on working capital, slightly offset by higher income tax paid, which was mainly due to a refund received last year.

For the first three quarters of the year, our free cash flow stood at EUR783 million, EUR340 million (sic - see slide 5, “EUR341 million) higher than last year.

For the full year we expect our free cash flow to be slightly ahead of last year. In quarter 4, 2014, we incurred some favorable timing impacts from working capital at the end of the period, which we don’t expect to repeat to the similar extent in 2015.

In addition, we expect capital expenditure for Q4 in 2015, to be slightly higher than last year, not least because this includes the conversion costs of the 25 A&P stores in New York Metro, which will cost a total of around $60 million.

Thank you. Now I’ll hand back to Dick.

Dick Boer - Koninklijke Ahold NV - President & CEO

Thank you very much, Jeff. We are now at slide 6, in your deck, so I would like to take you through some of the business highlights for each of our segments.

I would like to start with the US. We continue to invest in quality, service and price, as James McCann explained to you earlier this year. We’re applying this program in various phases throughout our store base.

Our Super KVI program, which offers customers the 30 most important products at very competitive prices, has been rolled out now in three of our four divisions. And we expect to complete this rollout for next year.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

We also have developed a new produce department, we talked about it before, which has now been launched in more than 300 stores with an encouraging volume uplift, and we expect to have this implemented in all of our stores next year.

Another category we have taken now is piloting our new bakery department in 15 stores. We have continued to work hard on all new concepts in a way, for the other fresh departments.

Also, just in the start of the fourth quarter, we made another significant value investment by lowering prices again on thousands and thousands of products, funded by our Simplicity program. This is all supported by a complete new branding campaign, helping customers to save money, save time and eat well.

As I explained before, the whole program is all about delivering quality and price. It’s ensuring that customers have better choices, healthier choices, and more products available, all at a better value.

We also continued to innovate our store formats. We opened two stores in a new format, what we call bfresh. These are typical, only 10,000 square foot stores, and have a focus on fresh foods, convenience, and smart value. At ahold.com you can watch a short video of this concept.

Bfresh offers a range of natural and organic, vegan and gluten-free products, and foods from all around the world, either freshly prepared, so for [immediate] consumption, or for later at home, or for the customers to cook themselves.

In order to be a one-stop shop, it also offers a small range of daily non-perishables for urban shoppers. So if they want, they can do their full shopping at our stores, at bfresh.

On the right-hand side on the slide, you can see the main elements of the transaction and conversion of the 25 former A&P stores in New York. This is a great addition to our network, and will strengthen our number two position in that market.

I’d like to go to the next slide, which is all about the Netherlands. Albert Heijn continues to successfully introduce new and innovative products and concepts. Since the start of the year, we have introduced more than 1,000 new products at Albert Heijn.

And we’re also innovating the way in which customers shop in our stores. For example, through the introduction of the first fully self-scanned supermarket in the Netherlands. Also customers today can self-scan their shopping with their own mobile phones in more than 200 of our stores already.

Another example of how we are developing new concepts is through the pilot online store we opened on Alibaba’s Tmall platform in China. This offers around 100 Dutch products, primarily own brand, to Chinese customers. What is even more important, we’ll learn from the fast growing e-commerce world in China, a lot of the experience we can have there. So it’s helping us even to develop ourselves further.

In our Albert Heijn stores, the focus in clearly on fresh. We improved our deli departments, introduced a healthier range of ready meals, ready-made meals, and offering more healthy and tasty food to our customers.

Furthermore, we are piloting healthier checkouts in 100 of our stores, which offer fruit and other healthier snacks at the checkouts, as an alternative to what customers have previously seen.

Also our Etos and Gall & Gall brands were also refreshed to focus on quality, service and advice to our customers. Another development to highlight is the launch of our Etos own brand beauty care products in our supermarkets in the US, providing an affordable alternative product range in the category.

Let me share a few highlights from our Czech business which is next slide, slide 8. As you may have read in the interim report during the quarter, the former SPAR stores became part of our identical store base. As these stores, especially the larger ones, reported negative sales growth, this has an adverse impact on our identical sales performance for the segment.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Excluding the former SPAR stores, our Albert stores posted positive identical sales growth, driven by the performance of our supermarkets.

The deployment of our Favorite store concept was successfully rolled out to all our 240 supermarkets, leading to positive customer reactions and sales uplift in these stores. The team now is working hard to improve the performance of our larger stores.

The Favorite concept is being rolled out to the large former SPAR stores and they are also launching various other initiatives, such as implementing the store-centric model, using our US stores to improve the execution of key day-to-day processes by empowering store associates.

On online, the next slide, slide 9. bol.com had another very successful quarter, growing traffic and now offering an assortment of 10 million and more products.

Plaza sales, mentioned already by Jeff, those made through our third party vendors, were up 78%, and are now over 20% of the total consumer sales.

Also consumer sales in Belgium were up 71%, further strengthening bol.com as a leading online non-food retailer in the Benelux.

Our Dutch online food business, ah.nl, grew sales by almost 30%. This was achieved through expanding its customer base in existing markets, with a strong focus on quality of service and an improved online shopping experience. ah.nl continues to introduce new products and now offers an assortment of more than 28,000 products.

We’re also pleased to report that Peapod, our online grocery in the US, reported double-digit sales growth again this quarter. The capacity usage at the Peapod New Jersey facility was increased during the quarter and we also improved service levels and started marketing more actively in the New York City market. Peapod continues to develop new concepts, both for family as well as for business-to-business customers.

Now before moving onto the Q&A session, let me say a few words on the proposed merger with Delhaize.

As we announced in June, the merger will create a stronger international food retailer, with local brands that have market-leading positions, in complementary neighboring geographies.

Substantial synergies at a run rate of EUR500 million a year will lead to significant value creation. And we’ll also be able to use strong cash flow generation to invest in future growth and deliver attractive return to shareholders.

While we remain highly focused on running our day-to-day operations, we are also making good progress with the integration planning, and as you know, we plan to complete the transaction by mid-2016, after holding an EGM in the first half of the year.

We have a number of key milestones ahead of us in the coming months, which we will update you about in due time. And we have also planned a number of road shows later this quarter, during which Frans and I will meet investors together.

And with that, operator, we’d like to start the Q&A session.

Q U E S T I O N S   A N D   A N S W E R S

Operator

Thank you, Chairman. (Operator Instructions). Robert Jan Vos, ABN AMRO.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Robert Jan Vos – ABN AMRO – Analyst

I have a few questions, first on the corporate costs. Could we have known about this jump that we saw in Q3? And related to this, assuming that the self-insurance discount rates remain where they are today, what would be the best estimate for these costs in Q4?

And, finally, related to this one, can you remind us again what was the reason of the other part of the jump in corporate costs, or was that related to a low base last year? That’s my first question.

And my second one, it’s on SPAR; you already said that without SPAR, growth would have been positive. Would you be willing to share that with us, what was the number excluding SPAR? And is it fair to assume that dilution will be less in the fourth quarter? Thank you.

Dick Boer - Koninklijke Ahold NV - President & CEO

Okay, Jeff will take the corporate costs, and I will come back on SPAR.

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

Yes, the corporate costs include, as we mentioned in the first quarter, and have mentioned in previous times, the charge which results from the discounting of the insurance provision, which stands in the balance sheet at over EUR700 million.

Now certainly in this period, in quarter 3, the discount rate went down, again, and that resulted in a higher than expected charge. But I don’t think that will have a true impact for the full year, where we still expect the total corporate costs to be maybe slightly over most estimates, but certainly around EUR90 million.

I think there’s a consensus estimate of just about EUR83 million/EUR84 million, so slightly higher than that, but not -- I don’t think significantly higher than that. So it did have a bit more of an impact in this quarter but I think, by the end of the full year, it won’t be a significant or a material effect.

And you’re right, the rest of the corporate costs, excluding that factor, looked adverse relative to last year, mostly because of the lower charges last year. So, all in all, I think corporate costs will end up a little higher because of that by the end of the year, but not significantly.

Dick Boer - Koninklijke Ahold NV - President & CEO

And Robert Jan, on SPAR, as I mentioned, we clearly have now the Interspar stores into our sales year on year, from identical also. If you take the Albert stores, they had an identical sales growth in this quarter of 1.6%. So that makes clearly that the impact of SPAR currently is still below our expectations on the growth side.

We’re undertaking a lot of work around that. Changing brand names has been always proven always something you need to work hard to get the customers understand the difference between your store and your brand versus the previous one.

Certainly also for the larger stores, I’m not talking about the supermarket because they, of Interspar stores, were quickly on a high level of sales and expectations. But certainly for the larger stores, we continually have to work and we have been undertaking a lot of interventions to make stores better, and I’m sure that the team in the Czech Republic will turn the corner also there.

Robert Jan Vos - ABN AMRO - Analyst

All right, thank you.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Operator

James Grzinic, Jefferies.

James Grzinic - Jefferies - Analyst

I had three quick ones. The first one was if you can clarify what inflation was in the US in Q3?

The second one, obviously there’s been a big competitive change in dynamics in a big region for you, in the US, with A&P going officially bust; can you perhaps illustrate how that impacted your performance in the US? Did you see a disproportionate to market share gain in areas where you are overlapping them, over the period?

And lastly, can you maybe clarify -- clean, yes and a flat performance in Dutch margins, despite that ID growth of 4% -- very good ID growth; where is the positive leverage going? Are you reinvesting this proportionately into gross margins? Thank you.

Dick Boer - Koninklijke Ahold NV - President & CEO

On the inflation in the US, it was around 1% for the US market. On New York, clearly the third quarter was still as it was before, so A&P and Pathmark were still operating their stores. So the transition of the stores is now happening in the fourth quarter, so it’s too early to say anything more about that.

Clearly we have seen over the last year already that A&P, so that’s not only for the quarter but on the last year, that the market, let’s say, performance of A&P Pathmark was clearly already under-delivering, which is an advantage for the market in general, when we, as strong competitors, can take advantage of a weaker player.

On the other hand, you have to continue also now in a way that A&P stores will be converted to better stores again, we shouldn’t forget that. So they will be sold, there will be new stores in and that will also change the environment going forward.

James Grzinic - Jefferies - Analyst

Can I just, sorry, just clarify on that; has the market share gain in greater New York accelerated in Q3 versus previous quarters?

Dick Boer - Koninklijke Ahold NV - President & CEO

I think we’ve seen a certain increase of acceleration of our market share in the third quarter, that’s correct, yes, but it’s still slight. So most is also done by ourselves because we make our stores better; the rollout of plans has created growth for ourselves already over the last couple of quarters. But clearly third quarter, I think was helped a bit by already the turbulence around A&P Pathmark, yes.

James Grzinic - Jefferies - Analyst

Great, thanks, that’s clear.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

And James, just coming back to you on the margins in the Netherlands; I’m pretty pleased with the margin performance in the Netherlands. At 4.6% it’s ahead of the previous quarters in the first half of the year. And obviously, excluding the impact of bol, 5.1% is again a margin I’m pretty comfortable with.

I think obviously what we said at the beginning of the year was we’d continue to invest in bol, and those investments are delivering significant returns with bol’s consumer sales growing over 30%. And we also explained there would be an impact versus prior year on continued increases in pension costs.

So excluding those factors, I’m pretty pleased with the overall performance in terms of the margins in the Netherlands. And obviously, driven off the back of a strong sales growth, that gives us an improvement in total underlying operating income, so I’m pretty satisfied with that.

James Grzinic - Jefferies - Analyst

Great, thank you.

Operator

Nick Coulter, Citigroup.

Nick Coulter - Citi - Analyst

Three, if I may. Firstly on the minimum wage regulation in some of your states, could you comment on how your existing wage rates are positioned, and I guess how any hikes fit into your plans going forward, and I guess your plans to mitigate those costs?

Then secondly, you called out a positive margin impact from Simplicity in Q3, how should we think about those benefits going forward? Presumably some of those savings will have funded the second value investment, or should we look for those savings to continue to come through to the bottom line?

And then lastly on bfresh, could you talk about your ambitions, albeit at a very early stage for that concept? Thank you.

Dick Boer - Koninklijke Ahold NV - President & CEO

I will take the first and last question; Jeff can come back on margin.

On bfresh we are in a testing phase. We opened a couple of stores now. Of course we will test more stores, and opening a couple of more locations in the year to come, mainly -- not only from going from a testing, but also hopefully to something which is robust enough to be used as an expansion strategy for the metropolitan markets in the US. But still the first signs are positive on bfresh, but we have still to learn a lot also on the business model around it. So that’s around bfresh.

On the minimum wages, yes, there is in the US quite some discussion about it. First of all, most of our associates, the majority of our associates in the US, are already paid more than $9 per hour.

And it’s not only the wage, but it’ll also allow benefits, which are something which is -- which our associates are looking at it, our benefits on -- from a social point of view, or a health point of view, clearly also part of our total package to our associates. And that’s something they recognize and our associates are recognizing it.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

We have made some adjustments in the second quarter for our Giant-Carlisle division, but it was a slight impact on our total cost level, and going forward we expect that we can mitigate it ourselves.

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

The Simplicity program is fundamentally there to allow us to continue to invest in our business, invest in our quality, invest in value, and our associates. And that program was therefore identified to help drive identical sales growth. So that’s the real purpose of the Simplicity program.

We did have a strong performance in terms of savings in the third quarter, and generally that balances out with the investments we make. But from time to time, for example if you remember back in the first quarter, we talked about the spend being more than the savings that we achieved.

And in this quarter, slightly the opposite occurred and we’re slightly ahead of our run rate in terms of margin. But overall, the purpose of the program is to fund those investments in quality and value. We’re also helped in this quarter by stronger than normal gas margins in the US, which helped increase a little bit the US margins.

So generally, I think, as you look to the future and the fourth quarter, I’d continue to see us balancing the Simplicity savings with the investments we make, and managing margins in line with -- pretty much in line with market expectations. So that’s how you should consider the Simplicity program going forward.

Nick Coulter - Citi - Analyst

Great, thank you, that’s very clear.

Operator

Fabienne Caron, Kepler.

Fabienne Caron - Kepler Cheuvreux - Analyst

Yes, good morning, I’ve got one question particularly on Holland. Clearly in your stores you are more commercial; we saw that you removed some packaging in fresh and then you’re running more attractive promotions.

I was wondering if you could us some comment on shrink. Did the work you do in fresh have a negative impact on shrink, and how are you controlling your shrink?

And regarding the promotion, is percentage of promotion in terms of sales -- has it changed dramatically, or will it continue to change going forward?

And as a whole do we -- should we still forecast your store margin to increase due to the good like-for-like, or is this mitigating by the work you do on fresh, with shrink, and the promotions please?

Dick Boer - Koninklijke Ahold NV - President & CEO

Your last question I didn’t understand, Fabienne.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Fabienne Caron - Kepler Cheuvreux - Analyst

For the last question I was wondering if the fact that you removed packaging in fresh that may have implied more shrink, and the fact that you run more promotions means that you don’t have such a strong operating leverage in stores, despite the like-for-like?

Dick Boer - Koninklijke Ahold NV - President & CEO

Okay, now first of all thank you for your questions on the Netherlands.

The unwrapping of packaging is mainly focused on produce, and fruit and veg, but not really increased a lot shrink at all because our turnover in our stores is so huge that that’s not really an issue. So that’s not an issue.

Promotion, we haven’t seen big changes in promotion share. We do different promotions, and more exciting promotions for our customers. So I think that’s helpful, but certainly not an increase in promotion share of significance, so that’s also good news.

We see more transactions in our stores, and we see customers buying again a little more in our stores which makes them, I think, more loyal, and spending less in different trips.

So I think that’s also the good news, and that’s also, not only by the fact that we have our promotions well, but certainly more about the innovation of new products which we bring into the stores. People are more excited about it, customers are excited about it. So that’s I would say is my answer.

On the leverage, yes I think we -- if you take out what Jeff said also on the margin, and you look back on the margin impact of bol and pensions, then we are very pleased with the margin development of the Netherlands. So in fact I think we could say the team did a great job over this quarter again with the expansion we do in online, and at the same time working with the pension impact.

So I think it’s a good quarter for Albert Heijn.

Fabienne Caron - Kepler Cheuvreux - Analyst

Okay, thanks a lot.

Operator

John Kershaw, Exane BNP Paribas.

John Kershaw - Exane BNP Paribas - Analyst

A couple from me. First of all really just doubling back, the minimum wage, the Wal-Mart impact, clearly Wal-Mart going to $10 in 2016; I think the minimum wage legislation also to $10 in Massachusetts; and also you’ve got the key Stop & Shop negotiation with the unions, and I think in about April time.

So I understand there’s no real impact for 2015, but could you comment on the potential impact on profitability into 2016 from addressing the minimum, or living wage?

Secondly, just on bfresh what’s your sense on the potential scale of this? How many markets do you think you can put this into in your existing geographies if it works?

And finally, just give us a sense on where price perception is in your various US banners and in Albert Heijn, just a sense of how those have progressed.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Dick Boer - Koninklijke Ahold NV - President & CEO

I will take the last -- these questions going forward, but please, Jeff, jump in where you -- we can try to answer at least your questions.

Certainly on the wages I think in general -- we are already in markets where high minimum wage is set by the market, as you just said yourself. So that is already a starting point, which is different than maybe in some of the other markets Wal-Mart’s talking about.

Certainly we are paying already good benefits to our associates in a combined way, so it’s more than only the wage which is important for our associates.

And it’s hard to say exactly what the impact will be to 2016 on the negotiations with our union. That’s a bit too early to flag on that because that will take place early 2016, but maybe, Jeff, you want to add something on that.

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

No (laughter).

Dick Boer - Koninklijke Ahold NV - President & CEO

Then on bfresh, I think it’s also too early. We have seen a nice appetite of our customers in the markets where we’re now testing these stores.

But you can imagine if bfresh works, we have an opportunity really in the larger cities to expand, and you know we are with the -- on the East Coast with a lot of large cities where we have opportunities to expand in these larger cities. But it’s too early to give a number on that, I would say.

And I think you had a third question, but --

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

Price perception.

Dick Boer - Koninklijke Ahold NV - President & CEO

Price perception, yes.

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

I think, John, price perception is something which changes pretty slowly. We are, as we said I think in February, we continue to see positive momentum in terms of the direction, so we see improvement certainly in Albert Heijn; we see an improvement in price perception in the US.

As you know Carlisle has always been our strongest market in terms of perception, but that continues to improve. The Landover market we continue to see some small improvements, and also in New York. I think New England is the market we need to focus most on, to get more improvement in that market.

But overall we’re pleased that the investments that we’re making are being recognized by the customers, by our customers. And in terms of price reality, we’re certainly much more happy with the position we’re in today than we were a couple of years ago.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

So the investments do take time to come through, but we are seeing positive trends.

John Kershaw - Exane BNP Paribas - Analyst

Okay, that’s fine, and just following, are you saying therefore you don’t expect much of an impact in 2016 from the minimum wage, or it’s just too early to assess?

And just on bfresh from the initial trials, do you see much cannibalization?

Dick Boer - Koninklijke Ahold NV - President & CEO

No, not on bfresh. And what we believe, that we can, let’s say, mitigate the impact of whatever the impact will be on the minimum wage by our Simplicity program.

John Kershaw - Exane BNP Paribas - Analyst

Very clear, thank you.

Operator

Sreedhar Mahamkali, Macquarie.

Sreedhar Mahamkali - Macquarie Research - Analyst

Three questions from me as well, please. US margins firstly, Jeff, you’re clearly signaling a bit of a step-up in run rate of Simplicity. But I’m just looking at some of the comments you made. Q4, at the beginning of Q4 you said you cut some thousands of prices. Should they be [playing a draw] or should we expect potentially other quarters where you could see these savings actually more than offsetting your price cuts.

And more broadly, are you done with the majority of the pricing work and it’s going to be tinkering around edges rather than any more meaningful price work from here on? So that’s the US, margins in the US pricing.

Secondly, just picking up on John’s point about labor costs. Can you outline what other expected wage negotiations there are to come in 2016 for you, please? Which banners and which times of the year next year so we can watch out for those?

And finally, in terms of merger process, the first step seems to be the filing of F4. Do you have a timeline in mind when you will be filing this? And within that will there be any incremental information shared in this document, that we should be watching out for? So those are the three. Thank you.

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

Shall I start with margins?

Dick Boer - Koninklijke Ahold NV - President & CEO

Yes.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

I didn’t say that was necessarily a step-up in Simplicity, I said what we’d experienced was a good quarter. The program continues to go on which is being used to fund our improved competitiveness, both in terms of price and value, both in the US but also in Czech and in the Netherlands. And what you see in this quarter, I think, is a consequence of those actions.

So I don’t particularly see a step-up in the Simplicity savings. What I was trying to explain is in this quarter, it certainly came through as a slightly improved margin but also helped in the US by improved gas margins as well.

Sreedhar Mahamkali - Macquarie Research - Analyst

Sure.

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

And looking forward to Q4, yes, there is a launch of a new value program to our customers, a new campaign which includes price reductions. This is costed into that overall funding. And the way I would look at margins over the US is as we’ve described them all year really, with some fluctuations plus or minus from quarter to quarter but pretty much on track with where most of the market expectations are.

So we’re pleased with the performance in this quarter. We continue to see a good stable performance in terms of margin delivery but most importantly, what we’re seeing as a result of our actions in terms of Simplicity is an improving trend in terms of identical sales. And I’m more interested in seeing those identical sales improve than necessarily relatively small fluctuations from quarter to quarter on margin. So it’s the improving trend in identical sales which I think is the key measure of the strength of the business.

This quarter, if you take out the effect -- we flagged Market Basket’s disruption last year pretty clearly. This gave us about 140 basis points benefit last year and offsetting that obviously this year about 140 basis points. And taking that out, we’re at a 1.8% identical sales improvement, which is the strongest ID sales number we’ve seen in the US for quite some time.

There’s a little bit of price in there, as Dick mentioned, price inflation is running around 1% but obviously that indicates there’s also volume growth in there. So we’re very pleased with that performance and our key focus remains driving identical sales.

Dick Boer - Koninklijke Ahold NV - President & CEO

To come back on your question on the wage negotiations. There is clearly -- New England is first quarter next year, but I would like to make also the point before.

Wages, there’s a lot of discussion about minimum wages in the US. On the other hand we are paying our people a well balanced and have a good pay and remuneration system for all our people and a store has a lot of different levels in a store but the pay levels are also different. So there we are; we have supermarkets so there’s a lot of people work in departments where different pay levels are taking place.

And last but not least, our engagement survey’s showing us that people really -- certainly also this year again, has been a positive step into more engagements with our staff. So clearly our relationship with our associates is in a good state.

There are more negotiations coming up but I know the one of New England is in the first quarter. I think later that year we have Landover but the exact timing I don’t have.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Operator

Fernand de Boer, Degroof Petercam

Fernand de Boer - Degroof Petercam - Analyst

A couple of questions from my side. Firstly, could you say something about the performance in Albert Heijn in Belgium. I have a feeling that the like-for-like growth is a little bit slow there.

Then the second one in the Netherlands in general, do you feel that the competitive environment is a little bit more relaxed as the Dutch consumer is in better shape at this moment?

And then the last question, you took a EUR11 million charge for a multi-employer facility. Could you say something in general about pension deficits also going forwards, given the low interest rates, and are there more opportunities for you to address other multi-employer facilities in the US?

Dick Boer - Koninklijke Ahold NV - President & CEO

Okay, the last one Jeff will take on the pensions. On Belgium, the identical sales growth of Belgium has been going to more modest levels as we’ve seen for this quarter last year. You remember maybe the first half-year last year, in 2014, it was really more hyped in the Belgian market.

I think we’re now more to a steady base and our identical sales growth is more in line with was what should be with stores in the new market. So that clearly has been a little more in line with normal market growth, but still ahead of that. So we still are ahead of the market growth in Belgium with our identicals.

In the Dutch market, in the Dutch market you could say that -- I don’t want to use the word relaxed. I think on the competitive environment, clearly not. I think there is a lot of activity going on. [Vomar], Lidl, as you can see in the media they’re spending a lot of money on television and media in general. There’s a lot of activity on price and promo going on.

I think what we have done better over this year is to find our own position back again and advertise and position that much better in our stores. And I think that’s where the turn for Albert Heijn is coming back. People believe our prices are good and we invest continuously in price, by the way.

So slowly, slowly we continue to have our prices and value position better in the market and customers recognize our quality and assortment improvements and I think that’s where Albert Heijn is just known for. Not only just, that’s what we should be known for. And we should use it even in a better way going forward in the Dutch market.

So I think, no relaxation on competition, more our own position, we strengthen it and I think we are getting better every day, which is one of our slogans, as you know.

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

Fernand,, on pensions I’d just say a couple of things. There’s no overall numbers to report in terms of deficits but I don’t think that you’ll see any significant changes when we come round to the full-year numbers.

I think in terms of -- generally what I’d say is there’s two main exposures, areas, that we have in the business. One is in the Netherlands where we have a well-funded plan, a Dutch plan. That remains well funded.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Then we have the issue of multi-employer plans in the US and we have many of these plans that we operate within. What we’ve done in the last three or four years is where we’ve seen opportunities to de-risk our exposure by either withdrawing or negotiating new positions, we’ve taken that.And this was an opportunity to withdraw from one specific plan and that helps us manage our risk profile for a relatively modest investment.

So we’ll continue to do that where we see the opportunities on the multi-employer plans in the US to basically de-risk our exposure to those plans. And as I mentioned, the Dutch plan remains well funded. So I think that’s the key issues in terms of pensions.

Fernand de Boer - Degroof Petercam - Analyst

Okay. Thank you very much.

Operator

Jerome Samuel, HSBC.

Jerome Samuel - HSBC Global Research - Analyst

I have a question regarding future CapEx. Looking at 2016 how should we think of your investment? I know it will depend on the timing of the merger with Delhaize but if you can share your view on that and if we should expect stability on CapEx on 2015 level.

And follow-up is on the expansion in Belgium, is it still on plan to open further stores in 2016? Thank you.

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

Okay, Jerome, on CapEx, I think, yes I would see -- we’ve said in the past that we’ve given guidance to around EUR900 million number for the last three or four years and I would certainly say, if anything, in the last two or three years we’ve underspent that a little bit. That hasn’t been through any capital constraints, it’s just been through the demand that’s been there.

I think as you look forward to 2016, it’s a bit early to give guidance but we have talked about the fact that we are investing in some new facilities; for example in bol with the new warehouse, and also at Albert Heijn. And also when you take into account initiatives like bfresh, you might see it tick up slightly in 2016 but I don’t think it will have a significant impact and I expect free cash flows will remain very strong.

It may be slightly higher than the EUR900 million, closer to EUR1 billion, but it’s that type of order of magnitude that we’re talking about.

Dick Boer - Koninklijke Ahold NV - President & CEO

On your Belgium question, we are currently having 33 stores in Belgium opened, so we also have signed a contract, as you know, with a franchiser in the Belgium market to continue to open also more stores.

And we have been out with the target for the Belgian market and we haven’t seen any reason at this moment to change that. We are still in the phase of being competitors in the Belgian market and we go our way and Delhaize going their way, and that’s what it is.

Jerome Samuel - HSBC Global Research - Analyst

Thank you.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Operator

Andrew Gwynn, UBS.

Andrew Gwynn - UBS - Analyst

The majority of my questions have been asked but I might try and ask one of them in a slightly different way.

Just on the margin, obviously we’ve guided on the Netherlands. I think you said initially down about 45 basis points including the pension and also the investment, and you’re coming in slightly better than that.

As we go into next year, for the Netherlands, should we expect much more movement on that? Obviously we still have the bol investments. You’re suggesting that maybe we’re heading towards a nadir for the Dutch margin?

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

Well, it is a slightly different way of putting it and I’m not going to, at this stage, get pulled into giving guidance for 2016 on margins for the Netherlands.

What I would say is the following: yes, we will continue with our investments in bol. We are very pleased with the performance of bol. The consumer sales continue to grow at plus 30%, which is probably higher than we expect for next year but it’s a great performance.

ah.nl continues to grow very strongly also and we are very pleased with that performance. And the stores in the Netherlands are now performing very well. We have ideas of investments programs in terms of quality that we’ll continue to make, in terms of new initiatives which we’ll continue to make.

So I think we’re in a good shape in terms of the top line. I think we’re in good shape in terms of the bottom line, but I wouldn’t get dragged into projections. There’s always bumps in the road. As Dick said, it’s a competitive market and as we stand, I don’t see any reason to be negative about the outlook but at the same time, I’m not going to get pulled into giving projections for 2016.

Andrew Gwynn - UBS - Analyst

Okay. And just a second question really, which is on the cash flow. You said slightly better than last year for free cash flow. Fancy quantifying slightly?

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

No. I think clearly we’re tracking ahead through the three quarters year to date. I think we had a very strong fourth quarter last year, which I don’t think will be repeated at that level, partly due to the cutoff in the working capital benefits that we had last year, partly due to the fact that our capital expenditure plans are a bit stronger in the fourth quarter this year.

So I think we’ll give back a little bit of the benefits versus last year that we already have booked. But we’ll still end up being slightly ahead of last year, so I think I’ll just leave it at that.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Andrew Gwynn - UBS - Analyst

Okay. That’s all pretty clear. And just finally on the cash, obviously you do have substantial balances. Any progress on using some of that cash? Obviously, we’ve got this acquisition, but EUR1.5 billion of cash at the year-end -- sorry, at the period-end, is there any prospect at all that you can pay down some of these long-dated debt?

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

Certainly in terms of the debt, no, I think we -- it is long dated and it’s high yielding, so we look at that from time to time to see if there’s any option or positive MPV in terms of redeeming that early. At the moment I don’t see any option for that.

Obviously, the merger is coming up and that’s a key item. We have EUR1 billion return planned in that program and that will, obviously, impact the cash position of Ahold pre-merger. And I can’t really talk about the plans post-merger, other than what we’ve already said in terms of running an efficient balance sheet and applying a balanced approach to our capital allocation.

Andrew Gwynn - UBS - Analyst

Okay, great. Thank you.

Operator

Bruno Monteyne, Bernstein.

Richard Clarke - Sanford C. Bernstein & Co., LLC. - Analyst

It’s actually Richard Clarke here. Just three quick questions from me. On the antitrust in the US, my understanding is that you have to find a buyer for the stores that you would have to exit if that’s decided by the FTC. Is there an active market in the US, people looking for stores at the moment to buy? Have you already started that process, looking for potential buyers based on your own analysis?

Secondly, just coming back on Belgium, obviously, you’ve opened another store. Can we say that your target, which I think was 60 stores by the end of next year, still stand irrespective of what the competition commission says? So if you have to close some stores, you’ll just open more somewhere else?

And then the third question is on -- coming back on bfresh and New York. Are there any opportunities to convert any of the A&P stores into bfresh? Is this an opportunity to get you to number one in New York, which I think will be the last big city you’re not number one in? Thank you.

Dick Boer - Koninklijke Ahold NV - President & CEO

On bfresh New York, no. We’re looking clearly to different locations, so smaller sized stores. So that’s clearly not what — we looked at it, of course, if that would give opportunities to fast-forward that, but we didn’t see, in the current portfolio of A&P Pathmark, opportunities for bfresh to take over quickly, so we didn’t.

On Belgium, yes, we have our target of 50 stores, so that’s clear. That’s what it is and as I said before merger close, we still operate those to competitors in the markets where we are, so that’s the fact we have.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Then the antitrust and the FTC, there’s, of course, a lot of speculation already going on. We are in the process, which is -- which we are currently managing on the whole FTC and the potential disposal. And we see clearly appetite in the market to have an opportunity also when needed and where needed to sell our stores.

Richard Clarke - Sanford C. Bernstein & Co., LLC. - Analyst

Thank you.

Operator

Gerard Rijk, SNS Securities.

Gerard Rijk - ESN/SNS Securities - Analyst

A few questions concerning the free cash flow deviation from your earlier expectation. Where did it exactly deviate from what you expected three months ago or is it only the US dollar development?

Second question is on the pressure from bol.com in 2015, the 25 basis points. Will the same happen in 2016 or is there not yet a plan on that?

And my last question is about the minimum wage impact, in the Netherlands this time, where the political arena is talking about higher minimum wage for the 18- to 23-year age. Did you already calculate a number for that for your Dutch operations?

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

Why don’t I start with the comment on free cash flow and I’ll cover bol. On bol, yes, the answer to that question is we see similar investment in 2016. We’ve said 2015 and 2016 we’ll make the similar type of investments in terms of building awareness, in terms of some of the stores, in terms of developing the website, investment in people and the brand to drive the sort of sales that we’re seeing. And we’re very pleased with the returns that that’s given in terms of top-line growth, so we will continue with that plan through 2016.

Gerard Rijk - ESN/SNS Securities - Analyst

Does that mean that in 2016 we will see this again on top of this 25 basis points or just the 25 basis points we saw in 2015?

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

No, maintained at this sort of level. So we think the 25 -- there isn’t an incremental investment, but we’re maintaining this level of investment for 24 months is basically what we said. We haven’t commented beyond that, but we’ll maintain this level of investment.

I think in terms of free cash flow what’s changed, we’ve had a slightly better performance in terms of working capital, which is very pleasing. We continue to have a lot of projects running to improve our inventory management, we’re investing in inventory systems. And we’re very pleased with the overall performance in terms of working capital. There is a little bit of help from foreign exchange, but we -- basically that’s been constant through most of this year so that hasn’t really been a change.

But we’ve also seen improvements -- we’ve seen an improvement in operating cash flows from the business. The -- when you look at the EBIT, some of the biggest impacts on our EBIT number and non-cash items, such as depreciation and some of the pension costs, which is non-cash, some of the areas such as we discussed earlier, the insurance discounting, which is a non-cash item.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

So when you look at our EBITDA, we also see some improvements there, which have resulted in improving operating cash flows, as I mentioned, working capital, and the consequence of that is we think that yes, our cash flow for the full year will be slightly higher than we expected at the end of last quarter.

Dick Boer - Koninklijke Ahold NV - President & CEO

Yes, the minimum wage in the Netherlands, Gerard, a couple of things. First of all it is out in the Dutch political arena about how to handle this, first of all; unions, employers, etc., are engaged in that dialog. I think one of the clear arguments we have in the Dutch market on the current positioning on youth minimum wage is, for this minimum wage going forward, is that we have seen and compared also in Europe that with our youth wages starting point in the Dutch market, there is much less unemployment in the Dutch market on youth. There is a great opportunity for youth to start working for the first time and collecting some first money to spend for their private purpose.

So there is also a great benefit of having this system in the Netherlands and it has been proven, I think, when you compare ourselves with youth unemployment versus the rest of Europe. So that’s, I think, first and foremost which is important, and also shared in the current dialog with all parties which are, of course, part of that. We believe strongly still that there is something what has been seen by also political parties hopefully to the same extent.

Thirdly and I think that’s - we looked at the impact. We didn’t do our calculations, because we should first see what the impact could be and as we don’t know the outcome of the political discussion, it’s too early to come up with any numbers on that.

I’m a strong believer that there is enough common sense in the Dutch society and also from our political -- the political party and the unions to see how you can, let’s say, get a good working relationship and continue going forward also with the same system and then see what the consequences will be.

Gerard Rijk - ESN/SNS Securities - Analyst

However, there seems to be a maturity in the parliament.

Dick Boer - Koninklijke Ahold NV - President & CEO

Yes, but I think we will first have to see what the impact will be and there are other signals; should it be going down from 23 to 21 and other things. Then I think you can really make the impact on there because that’s one of the other areas where you see there is a discussion going on: should the minimum wage and at certain moment, youth wages at certain time on 21. So there’s a lot of debate going on.

And I think what is important, and again I think that’s what we stress to our -- in this discussion, is how you compare ourselves into European markets, is the youth wages still helping the lower unemployment numbers on youth in the Netherlands.

So we’ll clearly see where and what the impact will be if there is a decision taken by the unions, together with the employers, or even by the government.

Gerard Rijk - ESN/SNS Securities - Analyst

Okay. Last question about the gas margin in the US. What was the impact of this benefit and is that relatively one-off? Is that tens of millions or is that a few million dollar margin impact?

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

It’s roughly 10 basis points’ benefit that we saw and gas margins obviously fluctuate based on the market pricing and inventory levels. So we saw good margins, although the prices are low, we saw good margins in the US.

So we benefit really from the fact that we have lower sales, which means that our overall mix, the margin in the US is a bit stronger. But we also actually got better margins on the gas that we sold this quarter, which added about -- roughly about 10 basis points in the quarter.

Gerard Rijk - ESN/SNS Securities - Analyst

And that is -- how many millions of dollars is that then, the benefit?

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

I’ll leave you to do the math yourself. You see the numbers.

Gerard Rijk - ESN/SNS Securities - Analyst

Okay, thank you very much.

Operator

(inaudible), Haitong.

Unidentified Participant

Going back to the situation with your unions. The UFCW just released their deadlines for expiry on your contracts and they say that all of your contracts for Stop and Shop expire in February 2016. So my question is; why do you think it’s too early to determine what your wage cost will be, given the expiry?

And presumably, on top of that, do you really think it’s feasible to assume a 1% increase in your wage costs, given that the wages have gone up by 37% in Massachusetts, going forward and that the benefits can offset that increase? That’s my first question.

My second question is, your gross margin was up 91 basis points in the third quarter. Now, in the previous quarter you mentioned this was due to fuel-related things, this time it’s related to sourcing. Local press has said that there are some price increases. Do you think that is sustainable and do you think that is correct from the commentary from local press?

My third question is in relation to the timing of the deal. Can you give us an update on the timing, in terms of -- given some of the FTC delays that have happened recently regarding mergers? Thanks.

Dick Boer - Koninklijke Ahold NV - President & CEO

The last one to start, we believe we clearly are on track with the FTC, mid 2016 we expect to close, so we don’t see that at this moment that there might be a different view on -- so we are on track with the preparation. So that’s what we feel comfortable still with the mid 2016.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

On the unions, yes, I mentioned that New England has negotiations in quarter 1, so that’s correct, there is nothing which I didn’t say. The only thing what I can’t do here is to negotiate about the impact on our negotiations at the phone with an analyst conference. That’s something we do on the day with the unions. And on prices?

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

Well, shall I cover margins? The gross margin for the Group increased 90 basis points and a lot of that is driven by gas and foreign exchange. We don’t publish gross margins for the US business specifically, but certainly we have a lot of initiatives, which include improved promotional effectiveness, improved buying in terms of design, value propositions from our private label by taking out surplus packaging, which are impacting favorable performance in the business and we’re using that to reinvest back in price and value.

I don’t recognize the commentary on price increases, quite the contrary. I track very carefully the price reality and the price perception on a monthly basis in all of our banners, and our price reality continues to improve. We are in a good position in our Stop & Shop banners and we’ll continue to make price investments. I think you’ve seen in the beginning of the fourth quarter some significant real price investments, these aren’t just PR and noise, they’re real investments. So I don’t recognize the commentary on price increases.

And as I mentioned in terms of the Group gross margin, it’s largely impacted by -- it’s pretty stable if you take out the impact of gas and if you take out the impact of exchange rates. But thanks for your question.

Unidentified Participant

Dick, just going back to the question on the union. I appreciate, when would have to let us know the outcome of those negotiations, if it is in February? Will this be in February or January, when will the timing be to let us know how this has turned out?

Dick Boer - Koninklijke Ahold NV - President & CEO

First of all, that will be clearly somewhere in the media, because normally when negotiations are finished there’s always something which is a release on that, so we will know that and you will know that.

And secondly, also what we’ve said, we are continuing, as always, negotiating with our unions on contracts. We believe also with the big Simplicity programs, we are able to mitigate the impact of that. So it’s also -- and that’s why Simplicity is helping us to continue to have a good oversight on improving our cost performance where needed or mitigate inflationary impact or whatever, and at the same time lowering our prices and improving quality. So that’s what it is and what I can say at this moment.

Unidentified Participant

Okay. Thanks

Henk Jan ten Brinke - Koninklijke Ahold NV - VP, IR

Operator, we will now take the last question please.

Operator

Cedric Lecasble, Raymond James.

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NOVEMBER 11, 2015 / 8:00AM, AH.AS - Q3 2015 Koninklijke Ahold NV Analyst Call

Cedric Lecasble - Raymond James Euro Equities - Analyst

I have two questions if I may. So first one on this volume market share in New England. Should we understand that the tougher volume market share is exclusively linked to the situation of Market Basket versus last year, or are there any other elements that are worth mentioning? That’s the first question.

And the second one is on your food online business, which seems to be growing very nicely in the Netherlands and the US. Could you help us understand the weight, the current weight of this business related to the whole business of selling food? And on profitability, where does it stand today, what are your targets, what can we model from now? Thank you very much.

Jeff Carr - Koninklijke Ahold NV - CFO & EVP

First of all yes, I would say on New England, the impact is really, it’s an impact from the disruption in the market last year with Market Basket, where obviously their stores didn’t actually close but they were empty for several weeks. So that is the impact in New England.

In terms of our food online businesses, both, if you look at Peapod and ah.nl combined, I’d say the sales of those businesses are just under EUR1 billion. So you can calculate that as a percent of our total sales, but with Peapod being slightly, obviously slightly larger, but let’s say just under, something just under EUR1 billion in terms of the sales.

In terms of margins, what’ve said is we see a long-term margin of 2% to 3% in terms of the online food business. But while we continue to invest in growth, we’re making significant investments in new locations, in new pick-up points, and we are currently running slightly loss making. But we have said that we see -- where we see stable environments, for example, a distribution center with fixed routes, we know that the model can generate a fully allocated small single-digit margin, which does provide a good return on capital on the business. But at the moment it’s slightly loss making for the two businesses.

Cedric Lecasble - Raymond James Euro Equities - Analyst

Very helpful, thank you.

Henk Jan ten Brinke - Koninklijke Ahold NV - VP, IR

Ladies and gentlemen this concludes this conference call and webcast. Thanks again for joining us and have a nice day.

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NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated;

2

the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.